Item 2

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated statements of operations are set forth herein to give effect to the acquisition of Pointer (Eden Telecom Group) Ltd (“Pointer”) by Nexus Telocation Systems Ltd. (“Nexus”) which closed on June 29, 2004 (“closing”) as if such acquisition had occurred as of January 1, 2003 by combining the historical Statements of Operations of Nexus and the historical Statements of Operations of Pointer for the year ended December 31, 2003. The unaudited pro forma consolidated balance sheet combines the Nexus historical Balance Sheet and Pointer’s Balance Sheet as if the acquisition has occurred on December 31, 2003.

         The condensed consolidated pro forma information is provided for illustrative purposes only and is not necessarily indicative of the consolidated financial position and consolidated results of operations that would have actually been reported on a historical basis, had the acquisition occurred at the beginning of the period presented, nor do they represent a forecast of the consolidated future financial position and consolidated future results of operations for any future period. All information contained herein should be read in conjunction with the financial statements and the notes thereto of Nexus, which have been incorporated herein by reference and the financial statements and notes thereto of Pointer included herein.

The unaudited pro forma condensed consolidated balance sheet and statements of operations, including the notes hereto, should be read in conjunction with the historical financial statements of Nexus and the financial statements of Pointer for the indicated period. The unaudited pro forma condensed consolidated statements of operations do not reflect activity subsequent to the periods presented and therefore does not reflect future results nor does it anticipate cost reductions or other synergies that may result from the consolidation.

Nexus Telocation Systems Ltd.
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31,2003
(U.S dollars in thousands)

	Nexus Telocations Systems December 31, 2003	Pointer (Eden Telecom Group) June 30, 2004	Pro Forma Adjustments		Pro Forma as Adjusted

ASSETS
Current assets:
Cash and cash equivalents	719	10	-		729
Account receivable:
Trade	1,417	2,538	(573)	A	3,382
Other and prepaid expenses	641	269	-		910
Inventories	957	1,105	-		2,062

Total current assets	3,734	3,922	(573)		7,083

Investments and non-current receivables:
Investment in affiliated companies	2,064	-	(2,064)	E	-
Severance pay fund	502	-	-		502
Long term receivables and other	75	225	(144)	A	156
Property and equipment, net	1,772	1,117	-		2,889
Goodwill and other Intangibles Assets, net	143	-	16,112	B	16,255

Total assets	8,290	5,264	13,331		26,885

LIABILITIES AND SHAREHOLDERS EQUITY:
Current liabilities :
Short term bank credit	1,204	5,282	-		6,486
Accounts payable and accruals:
Trade	871	1,879	(573)	A	2,361
			184	C
Accrued expenses and other liabilities	1,806	763	(144)	A	2,425

Total current liabilities	3,881	7,924	(533)		11,272

Accrued severance pay	691	276	-		967
Long term loans	3,000	1,890	-		4,890
Long term loans from shareholders		5,396	(5,396)	D	-

Total liabilities	7,572	15,486	(5,929)		17,129

			21,324	D
			(2,064)	E

Shareholders equity	718	(10,222)	19,260		9,756

Total Liabilities and shareholders equity	8,290	5,264	13,331		26,885

Nexus Telocation Systems Ltd.
Unaudited Pro Forma Condensed Consolidated Statements of operations
For twelve months Ended December 31, 2003
(U.S dollars in thousands)

	Nexus Telocations Systems 12 months ended December 31, 2003	Pointer (Eden Telecom Group) 12 months ended December 31, 2003	Pro Forma Adjustments		Pro Forma as Adjusted

Revenues	5,150	9,731	(2,524	)F	12,357
Cost of revenues	4,174	6,363	(2,524	)F	8,013

Gross Profit	976	3,368	-		4,344

Research and development, net	789	-	-		789
Sales and marketing	621	1,698	-		2,319
General and administrative	1,685	1,494	1,996	G	5,175

Total operating expenses	3,095	3,192	1,996		8,283

Operating profit (loss)	(2,119)	176	(1,996)		(3,939)
Financial expenses, net	(1,105)	(975)	-		(2,080)
Other income (expense)	(32)	1	-		(31)

Loss from continuing operations	(3,256)	(798)	(1,996)		(6,050)

Basic and diluted Pro forma net income (loss)
per common share:
From continuing operations	(0.04)	(35.98)	-		(0.05)

Pro forma weighted average shares outstanding	85,567	22,182	-		128,482

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note 1. On April 25, 2004, Nexus Telocations Systems Ltd (“the company”) signed a definitive agreement with the shareholders (the “Sellers”) of Pointer to purchase all of the outstanding and issued share capital of Pointer (which together with the Company’s 14% prior holdings in Pointer (that were accounted for under the equity method from date of acquisition) constitutes 100% of the issued share capital of Pointer) in exchange for shares and warrants of the Company in an amount equal to approximately 26% of the issued share capital of the Company on a fully diluted basis, post transaction. The warrants are exercisable at an exercise price of $ 0.044 per share and are exercisable during the period which is the earlier of (i) April 6, 2006; or (ii) a merger or consolidation of the Company into any other corporation or corporations where the Company is not the surviving entity, or the sale of substantially all of the assets of the Company, in which the shareholders of the Company hold less than thirty-three percent (33%) of the outstanding voting power of the successor or surviving corporation immediately following such consolidation, merger, sale of assets or reorganization.

Sellers that provided loans to Pointer in the past, assigned these loans to the Company in consideration of shares of the Company at a price per share of $ 0.50 and Sellers that provided Pointer with guarantees will receive from the Company indemnification, pursuant to which the Company shall undertake to indemnify such Sellers, in the event the banks shall exercise the guarantees provided to them, for consideration of the Company shares at a price per Share of $ 0.50, to be paid by such Seller to the Company (the “Guarantee Shares”). In order to secure such indemnification undertaking the Company will issue to such Sellers options to purchase, for no consideration, the equivalent number of Guarantee Shares, in the event the Company does not meet its indemnification obligations.

In addition, pursuant to the agreement, a number of options in Pointer, held by its employees, were converted into options of our company, constituting an aggregate of 2.7% of our share capital on a fully diluted basis.

The consideration comprise the following:

Assumed issuance of 42,915,405 shares of Nexus common stock	$7,424
Assumed issuance of 24,778,091 warrants	3,221
Assumed issuance of 7,589,620 employees stock options	607
Direct transaction costs	33

$11,285

Based on a valuation of tangible and intangible assets acquired, the Company has allocated the cost of the acquisition to Pointer’s intangible assets as follows (U.S Dollars in thousands):

June 30, 2004

Customer List and Brand Name (*)	$4,040
Goodwill	$12,072

$16,112

(*) Depreciated as follows:

First year	$1,996
Second year	$1,241
Third year	$557
Forth year	$243
Fifth year	$3

$4,040

Note 2. The unaudited pro forma net earnings (loss) per share is based on the weighted average number of shares of Nexus’s ordinary shares outstanding during the periods presented after giving effect to the Transactions.

Note 3. The following pro forma adjustments are reflected in the unaudited pro forma condensed consolidated balance sheet:

A.	Elimination of inter-company trade balances
B.	Reflects intangible assets and the Goodwill (see note 1) incurred in the acquisition of Pointer
C.	Liabilities in respect of direct costs related to the acquisition of Pointer
D.	Elimination of Pointer’s equity in the amount of $10,222 thousands, and acquired shareholders loan and increase in Nexus’s equity as a result of Nexus’s issuance of shares and warrants to the former shareholders of Pointer in the amount of $5,396 thousands.
E.	In accordance with APB 18 the company retroactively adopted the equity method of accounting for its initial investment in Pointer (14%), on the acquisition of its controlling interest in Pointer. The effect of Pointers’ prior period losses has been accounted for as reduction of shareholders equity in the pro forma balance sheet, as it is a non-recurring transaction directly attributable to the acquisition of the controlling interest Pointer.

Note 4. The following pro forma adjustments are reflected in the unaudited pro forma condensed consolidated statements of operations:

F.	Eliminations of inter-company sales
G.	Amortization of intangibles assets incurred in the acquisition of Pointer for the 12 months ended December 31, 2003